UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on February 25, 2025, Innovation Beverage Group Ltd (the “Company”) received a letter from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (the “Nasdaq”) indicating that the Company’s bid price for its ordinary shares had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until August 25, 2025, to regain compliance with Listing Rule 5550(a)(2).

On August 29, 2025, the Company received a Staff Delisting Determination Letter from Nasdaq stating that the Company had not regained compliance with Nasdaq Listing Rule 5550(a)(2) and is not eligible for a second 180 day compliance period, Specifically, the Company does not comply with the minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market. Accordingly, unless the Company requests an appeal of this determination by September 5, 2025, Nasdaq will determine that the Company’s securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on September 9, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. A copy of the Nasdaq Staff Determination Letter is furnished herewith as Exhibit 99.1.

The Company will request such a hearing before the Nasdaq Hearings Panel (the “Panel”), which will stay any suspension or delisting action pending completion of the hearing process and the expiration of any extension period that may be granted. During this process, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “IBG”. There can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will regain compliance with Nasdaq’s continued listing requirements within any compliance period that may be granted.

In connection with its plan to regain compliance, as required by the laws and regulations of Australia, the Company obtained shareholder approval at an Extraordinary General Meeting held on August 22, 2025, to consolidate the Company’s issued share capital on a five-for-one (5-for-1) basis (the “Reverse Stock Split”) and on August 28, 2025, the Board of Directors (the “Board”) approved the Reverse Stock Split. Any fractional entitlements resulting from the Reverse Stock Split will be rounded up to the nearest whole share. The Reverse Stock Split will become effective on a date to be determined by the Board.

The Company hereby furnishes the Notice of General Meeting and the Results of Meeting relating to the Extraordinary General Meeting of shareholders held on August 22, 2025, attached as Exhibits 99.2 and 99.3, respectively.

This Form 6-K constitutes the Company’s public announcement for purposes of Nasdaq Listing Rule 5250(b)(4).

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Nasdaq Staff Determination Letter, dated August 29, 2025.
99.2	Notice of General Meeting.
99.3	Results of Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: September 4, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer